UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Amendment No. 4*

Under the Securities Exchange Act of 1934

B Communications Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share
(Title of Class of Securities)

M15629 10 4
(CUSIP Number)

Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
                                  (212) 732-3200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 11, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M98939107
1		NAME OF REPORTING PERSON: Internet Gold-Golden Lines Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 23,416,997 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 23,416,997 Ordinary Shares*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,416,997 Ordinary Shares*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 78.35%**
14		TYPE OF REPORTING PERSON: CO
________________
*
Eurocom Communications Ltd., or Eurocom Communications, holds of record 410,000 ordinary shares of the Issuer, and Internet Gold holds of record 23,416,997 ordinary shares of the Issuer.  Eurocom Communications is the controlling shareholder of Internet Gold.

Eurocom Communications is 50.33% owned by Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and 49% of its shares are held by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively.  The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Eurocom Communications and Internet Gold.  Mr. Shaul Elovitch may also be deemed to be the beneficial holder of 3,177 ordinary shares of the Issuer held of record by his wife Mrs. Iris Elovitch and 26,893 ordinary shares of Internet Gold held of record by Mrs. Iris Elovitch.  In addition, 8,300 shares of Internet Gold are held by other family members of Mr. Shaul Elovitch.

**	Based on 29,889,045 ordinary shares that the Issuer advised were issued and outstanding (which excludes 19,230 shares held as treasury stock) as of August 15, 2011.

CUSIP No. M98939107
1		NAME OF REPORTING PERSON: Eurocom Communications Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 23,826,997 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 23,826,997 Ordinary Shares*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,826,997 Ordinary Shares*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 79.72%**
14		TYPE OF REPORTING PERSON: CO
_________________
*
Eurocom Communications holds of record 410,000 ordinary shares of the Issuer, and Internet Gold holds of record 23,416,997 ordinary shares of the Issuer.  Eurocom Communications is the controlling shareholder of Internet Gold.

Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.).  The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively.  The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Eurocom Communications and Internet Gold.  Mr. Shaul Elovitch may also be deemed to be the beneficial holder of 3,177 ordinary shares of the Issuer held of record by his wife Mrs. Iris Elovitch and 26,893 ordinary shares of Internet Gold held of record by Mrs. Iris Elovitch.  In addition, 8,300 shares of Internet Gold are held by other family members of Mr. Shaul Elovitch.

**	Based on 29,889,045 ordinary shares that the Issuer advised were issued and outstanding (which excludes 19,230 shares held as treasury stock) as of August 15, 2011.

CUSIP No. M98939107
1		NAME OF REPORTING PERSON: Shaul Elovitch I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 23,830,174 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 23,830,174 Ordinary Shares*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,830,174 Ordinary Shares*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 79.73%**
14		TYPE OF REPORTING PERSON: IN
_________________
*
Eurocom Communications holds of record 410,000 ordinary shares of the Issuer, and Internet Gold holds of record 23,416,997 ordinary shares of the Issuer.  Eurocom Communications is the controlling shareholder of Internet Gold.

Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.).  The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively.  The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Eurocom Communications and Internet Gold.  Mr. Shaul Elovitch may also be deemed to be the beneficial holder of 3,177 ordinary shares of the Issuer held of record by his wife Mrs. Iris Elovitch and 26,893 ordinary shares of Internet Gold held of record by Mrs. Iris Elovitch.  In addition, 8,300 shares of Internet Gold are held by other family members of Mr. Shaul Elovitch.

**	Based on 29,889,045 ordinary shares that the Issuer advised were issued and outstanding (which excludes 19,230 shares held as treasury stock) as of August 15, 2011.

Item 1.                                Security and Issuer.

This Amendment No. 4 (the “Amendment”) is filed by Internet Gold-Golden Lines Ltd. (“Internet Gold”), Eurocom Communications Ltd. (“Eurocom Communications”) and Mr. Shaul Elovitch (collectively, the “Reporting Persons”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 3, 4 and 5 of the initial Statement on Schedule 13D filed by the Reporting Persons on August 11, 2009, as amended by Amendment No. 1 to the Initial Statement on Schedule 13D filed on March 29, 2010, Amendment No. 2 to the Initial Statement on Schedule 13D filed on May 13, 2010 and Amendment No. 3 to the Initial Statement on Schedule 13D filed on June 3, 2011 (the initial Schedule 13D, and Amendments No. 1, No. 2 and No. 3 together, the “Statement”).  The Statement relates to the Ordinary Shares, par value NIS 0.1 per share (the “Ordinary Shares”), of B Communications  Ltd. (the “Issuer”), an Israeli company whose principal executive offices are located at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

Item 3.                 Source and Amount of Funds or Other Consideration.

ITEM 3 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

Since the most recent filing of Schedule 13D, the Reporting Persons purchased an aggregate of 325,000 Ordinary Shares of the Issuer in a series of transactions. All such Ordinary Shares were purchased by Eurocom Communications in open market transactions.  The aggregate purchase price for such 325,000 Ordinary Shares was approximately New Israeli Shekels 29,368,250 (approximately $8,588,514), all of which amount was paid by Eurocom Communications from its working capital.

Item 4.                 Purpose of Transaction.

ITEM 4 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

The 325,000 Ordinary Shares of the Issuer were purchased for investment purposes.  The Reporting Persons do not currently have any plan or proposal, which relates to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than purchases in the normal course of business by Internet Gold;

(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Item 5.                 Interest in Securities of the Issuer.

ITEM 5 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

(a)           Internet Gold is the beneficial owner of 23,416,997 Ordinary Shares of the Issuer that are directly held by it, which constitute approximately 78.35% of the issued and outstanding Ordinary Shares of the Issuer.

Internet Gold, Eurocom Communications and Mr. Shaul Elovitch are the beneficial owners of  23,830,174 Ordinary Shares of the Issuer, which constitute approximately 79.73% of the issued and outstanding Ordinary Shares of the Issuer, of which (i) 410,000 Ordinary Shares of the Issuer are held of record by Eurocom Communications; and (ii) 23,416,997 Ordinary Shares of the Issuer are held of record by Internet Gold.

In addition, Mr. Shaul Elovitch may be deemed to be the beneficial holder of 3,177 Ordinary Shares of the Issuer held of record by Mrs. Iris Elovitch, which constitute approximately 0.01% of the issued and outstanding Ordinary Shares of the Issuer.

The foregoing percentages are based on 29,889,045 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 19,230 shares held as treasury stock) as of August 15, 2011.

(b) The Reporting Persons have shared power to dispose or direct the disposition of 23,416,997 Ordinary Shares of the Issuer held of record by Internet Gold.

Eurocom Communications and Mr. Shaul Elovitch have shared power to dispose or direct the disposition of 410,000 Ordinary Shares of the Issuer held of record by Eurocom Communications.

Mr. Shaul Elovitch and Mrs. Iris Elovitch have shared power to dispose or direct the disposition of 3,177 Ordinary Shares of the Issuer held of record by Mrs. Iris Elovitch.

(c) The following table sets forth all of the transactions in the Ordinary Shares of the Issuer effected by the Reporting Persons since the most recent filing of Schedule 13D.  All such Ordinary Shares were purchased directly by Internet Gold in open market purchases effected on the Tel Aviv Stock Exchange.

Date of Purchase	Number of Ordinary Shares Purchased	Price Per Share (US$)
June 14, 2011	255,000	28.29
August 11, 2011	70,000	19.63

Except for such transactions, the Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer since the most recent filing of Schedule 13D.

(d)                  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5, other than as described in the Statement.

(e)                  Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  August 15, 2011

/s/Shaul Elovitch
Mr. Shaul Elovitch

/s/Shaul Elovitch
Eurocom Communications Ltd.
By: Shaul Elovitch
Title: Chairman of the Board of Directors

/s/Shaul Elovitch
Internet Gold - Golden Lines Ltd.
By: Shaul Elovitch
Title: Chairman of the Board of Directors